GIVEMEPOWER CORPORATION

March 16, 2021

Attention: Kent Jacobson and Warren Wayne

Re:      Amended Non-Binding Letter of Intent

Gentlemen:

    This letter of intent amends and replaces a previous letter of intent (“LOI”) dated March 3, 2021.  The previous LOI was incomplete and contained some errors due to mutual mistake by both buyer and seller as follows:

1.      Buyer and Seller due to misunderstanding identified BitCentro Mining Inc (BitCentro) as the target for acquisition, both parties have agreed and replaced the name of the target of acquisition to be BuzzMeHome;

2.      Seller is no longer interested in selling BitCentro Mining Inc (BitCentro)

3.      The target of acquisition, BuzzMeHome, is currently contracted to purchase a 94 mining unit operation that could net up to $850 USD daily revenue.  The mining operation is presently housed in a container with security. The mining operation has capacity to increase the number of units by 70 to max out just over 180 miners;

4.      The acquisition price for 75% of the BuzzMeHome business and assets is $500,000

Memorializing our discussions over the past week, the following represents a summary of the terms of our proposal regarding an acquisition by GiveMePower Corporation. (“GMPW” or “Company”), of 370 Amapola Ave., Suite 200-A, Torrance, CA 90501, or its wholly-owned subsidiary, Malcolm Wingate Cush Franklin, LLC, of seventy five percent (75%) of the business and assets of BuzzMeHome and all of its current and future cryptocurrency mining operation, from its current owners, Energy Structuring, Inc. of 5605 Riggins Ct., Suite 200, Reno NV 89502. This Letter of Intent ("Letter of Intent") sets forth the agreement of the parties to proceed promptly and in good faith to complete the terms of, and to execute, deliver and perform a Business and Assets Purchase Agreement (the “Definitive Agreement”).

This non-binding Letter of Intent shall expire on April 30, 2021 or until the parties enter into the Definitive Agreement, whichever occurs first, with an outside anticipated closing date of the transaction no later than thirty (30) days from the date the Definitive Agreement is executed by all parties or such other date for closing as is set forth in said Agreement.  Upon written request to BuzzMeHome, GMPW shall be entitled to a 14-day extension of the expiration date of this Letter of Intent should any extension be necessary due to delays in completing the due diligence review pursuant to Section 5 below or in satisfying any of the conditions precedent in Section 4.

The transaction will be structured as follows:

1.         Acquisition of Business and Assets.  GMPW or its wholly-owned subsidiary, Malcolm Wingate Cush Franklin, LLC will acquire from Energy Structuring, Inc. and/or its shareholders (collectively, the “Seller”) seventy five percent (75%), of all of BuzzMeHome business and assets (the “Acquisition”).

2.         Consideration.  As consideration for the Acquisition, GMPW will pay Seller a total of Five Hundred Thousand U.S. Dollars ($500,000), which shall be payable in cash.  GMPW will place Two Hundred Thousand ($200,000.) in escrow upon execution of a Definite Purchase Agreement. Escrow to be determined by consensus.  Escrowed funds are refundable if the agreement fails to close due to the seller. They are non-refundable if failure to close is due to the purchaser,

3.          Management of BuzzMeHome Post-Acquisition.

(a)         BuzzMeHome will be operated as a separate division or wholly-owned subsidiary of Malcolm Wingate Cush Franklin, LLC, with separate profit and loss responsibilities.  Designated management will have employment contracts with base compensation, bonus and benefits commensurate with their positions.  In no event will their compensation be less than that received during the previous year pre-closing.

(b)         Designated senior managers of BuzzMeHome shall have employment contracts with the company which shall be executed at closing.

4.         Conditions Precedent.  As conditions precedent to the closing of the Acquisition, the following events must first have occurred or be satisfied:

(a)         Consent of Directors and Shareholders.  The Board of Directors and the shareholders of GMPW and BuzzMeHome shall have approved and agreed to the acquisition of BuzzMeHome by GMPW.

(b)         Third-Party Consents.  To the extent required under the terms of any existing contracts, all third-party approvals and consents shall have been obtained by seller to BuzzMeHome to GMPW.

(c)         Due Diligence Review.  GMPW and its legal counsel shall have completed, to their satisfaction in their sole discretion, their due diligence review of BuzzMeHome and all of its properties and assets.

5.         Due Diligence.  BuzzMeHome and its shareholders agree to honor all reasonable requests of GMPW, its legal counsel, accountants and other agents, for information, materials and documents that relate to BuzzMeHome, its properties and assets.  GMPW and its agents and representatives agree to preserve the confidentiality of all information, materials and documents provided to them.  In that regard, BuzzMeHome and its shareholders agree that GMPW shall have full and complete access to the books, records, financial statements and other documents (including without limitation, articles of incorporation, bylaws, minutes, stock transfer books, material contracts, and tax returns) of BuzzMeHome as GMPW, its legal counsel and accountants, may deem reasonable or necessary to conduct an adequate due diligence investigation and review.

6.         Good Faith Representation.  This Letter of Intent is intended to set forth the basic terms and conditions of the parties with respect to the matters discussed.  The parties agree that hereafter they shall promptly take all steps necessary to have their respective legal counsel prepare the final documentation necessary to effectuate their agreements.  To the extent that any material issue is not resolved herein, the parties agree to promptly and in good faith resolve the same.  Notwithstanding the lack of final documentation at this time, the parties agree to proceed at all possible speed to satisfy any conditions precedent to the completion of the intended Acquisition to all extents possible.

7.         Confidentiality.  The parties understand that it is possible certain of the conditions precedent may fail and that the intended transaction may not be completed, notwithstanding each party’s good faith best efforts.  Therefore, the parties agree that any information obtained from any other party pursuant to the negotiations leading to this Letter of Intent or hereafter until closing shall be deemed by each to be confidential trade and business secrets of each, and each party hereby warrants that it shall not disclose the same to any other person without the express prior written consent of the party from whom the information was obtained.

8.         Definitive Agreements.  The parties intend that a Business and Assets Purchase Agreement and any other necessary ancillary agreements (collectively, the “Definitive Agreements”), which will contain customary covenants, conditions, representations and warranties made as of the date of execution and as of the date of closing of the Acquisition, will be completed and executed by the parties at or prior to the time of closing.

9.         Conduct of Business.  Until the closing of the Acquisition or the termination of this Letter of Intent, BuzzMeHome will conduct its business and operations in a manner consistent with past practices and will not engage in transactions outside the ordinary course of business.

10.         Expenses.  The Company shall be solely responsible for paying, from the purchase price, fees up to $10,000 for legal counsel and accountants. Seller will be responsible for any other expenses and any taxes due, if any, as a result of the business and assets sale contemplated herein.

11.         Non-Binding Nature.  Upon your approval and acceptance hereof, this Letter of Intent shall constitute a non-binding agreement to enter into the aforesaid Definitive Agreements, subject, however, to the satisfaction of the conditions precedent set forth in Section 4 above.

If you accept and agree to this Letter of Intent, please sign and date a copy of this letter and return it to the undersigned at 370 Amapola Ave., Suite 200-A, Torrance, CA 90501 or by email: figwealor@goldsteinfranklin.com.

Sincerely yours,

GiveMePower Corporation.

/s/ Frank I Igwealor Frank I Igwealor Its: Chairman, President and CEO	Malcolm Wingate Cush Franklin, LLC /s/ Frank I Igwealor Frank I Igwealor Its: Managing Member

Agreed to and accepted on                                  , 2021

Energy Structuring, Inc.	Buzzmehome
/s/ Kent Jacobson By: Kent Jacobson Title: President	/s/ Warren Wayne By: Warren Wayne Title: Manager